AH 8-19-2003



03051779

SO 8/11/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17 A-5 (A)
PART III

SEC FILE NUMBER
8-20357



SEC MAIL PROCESSING
RECEIVED
AUG 11 2003
WASH, D.C.
181
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/02** (MM/DD/YY) AND ENDING **12/31/02** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Alpine Associates**, a Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Union Avenue
(No. and Street)

Cresskill	**NJ**	**07626**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(201) 871-0866
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

757 Third Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent ...

OATH OR AFFIRMATION

I, **Gerald Post**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Alpine Associates**, as of **December 31**, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial Operations Principal

Title



Notary Public

ELAINE GIORDANO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Jan. 28, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The General Partner and Limited Partners
Alpine Associates, a Limited Partnership:

We have audited the accompanying statement of financial condition of Alpine Associates, a Limited Partnership (a New Jersey limited partnership), as of December 31, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alpine Associates, a Limited Partnership, as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2003

ALPINE ASSOCIATES, A LIMITED PARTNERSHIP

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$ 540,242
Deposits with clearing organizations	4,269,513
Securities owned, at market value (notes 4 and 7)	527,893,961
Investments, at fair value	110,603,267
Receivables from brokers, dealers, and clearing organizations (note 6)	1,514,795,370
Receivable from affiliates (note 3)	134,858
Dividends and interest receivable	1,776,667
Furniture, fixtures, and equipment, at cost, less accumulated depreciation of $564,413 (note 2)	285,728
Other assets	92,173
	$ 2,160,391,779

Liabilities and Partnership Capital

Liabilities:	
Securities sold, not yet purchased, at market value (note 4)	$ 217,874,351
Payables to brokers and dealers (note 6)	976,130,574
Payable to affiliates (note 3)	15,165,623
Accounts payable, accrued expenses, and other liabilities	252,116
Dividends and interest payable	858,221
Total liabilities	1,210,280,885
Partnership capital:	
General partner	1,000
Limited partners	950,109,894
Total partnership capital	950,110,894
	$ 2,160,391,779

See accompanying notes to statement of financial condition.

Alpine Associates, a Limited Partnership
Notes to Statement of Financial Condition
December 31, 2002

(1) Organization and Nature of Business

Alpine Associates, a Limited Partnership (Alpine) is a limited partnership organized under the laws of New Jersey. The general partner (Eckert Corp.) is a corporation whose sole shareholder is also a limited partner.

Alpine trades securities, convertible debt, options, and futures contracts for its own account. These trading activities are primarily related to deal arbitrage.

Alpine is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. Alpine has entered into a joint back-office agreement with Bear Stearns Securities Corp. to facilitate certain of its trading activities.

(2) Significant Accounting Policies

Securities

Securities transactions are recorded on a trade-date basis. Marketable securities, convertible debt, open futures contracts and options are valued at market value. Investments (including private equity and distressed debt investments), which are not readily marketable, are valued at fair value as determined by the general partner.

Securities borrowed and securities loaned are carried at contract value plus accrued interest. Interest income and expense on securities borrowed and loaned transactions are recorded as fees earned from borrowed securities and fees incurred on loaned securities, respectively, in the accompanying statement of income.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to 10 years.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end spot exchange rates.

Cash Equivalents

Alpine considers short-term investments with maturities of less than three months to be cash equivalents.

Taxes

In accordance with federal income tax regulations, income taxes are the responsibility of the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements.

Preparation of Statement of Financial Condition

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the valuation of certain investments, at the date of the statement of financial condition and the reported amounts of revenues and expenses for the period. Actual results could differ from those estimates.

(3) Transactions with Related Parties

Alpine is a limited partnership, managed by the general partner. The partnership agreement provides that the compensation of the general partner shall not exceed $50,000 per year without the consent of 75% of the limited partners' interests.

An agreement exists between Alpine and an affiliate of Alpine's general partner. This affiliate (the trading advisor) provides research assistance and advice in connection with deal arbitrage transactions and participates in trading decisions for Alpine in return for a management fee. The trading advisor is also engaged as trading advisor for two other partnerships in a business similar to Alpine's. Similar trading strategies may be employed by the trading advisor for the two other partnerships. Alpine does not execute trading transactions with the other partnerships. The management fee is determined monthly and is limited to a maximum of 0.2% of Alpine's average capital balance during such month.

An agreement exists between Alpine and another affiliate of Alpine's general partner. This affiliate (the administrative affiliate) performs administrative, back-office operations, trade executions, and other personnel services for, and furnishes office space to, Alpine. Alpine shares services provided by the administrative affiliate with two other partnerships engaged in a business similar to Alpine's. Alpine's cost is computed based upon an agreement among the entities.

Alpine guarantees performance under a lease agreement by the administrative affiliate. Any potential performance under these guarantees is not expected to have a material adverse effect on Alpine's financial condition.

Alpine lends cash to and borrows cash from affiliates and collects or pays interest on balances not settled monthly. All such loans are unsecured. Amounts receivable and payable during the year fluctuated. The year-end balances for each affiliate are as follows:

		Balance December 31, 2002
Due to (from):		
Trading advisor	$	5,777,658
Administrative affiliate		9,287,919
General partner		3,311
Sole shareholder of general partner		96,735
Alpine Partners, L.P.		(125,473)
Palisades Partners, L.P.		(9,385)
	$	15,030,765

(4) Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading, and arbitrage securities at quoted market values and are as follows:

	Securities owned	Securities sold, not yet purchased
Equities	$ 1,698,385,020	1,502,474,614
Short against the box	(1,284,600,263)	(1,284,600,263)
Corporate bonds and other	114,109,204	—
	$ 527,893,961	217,874,351

Short against the box represents securities sold, not yet purchased, for which Alpine has a corresponding securities-owned position.

(5) Short-Term Bank Loans

Short-term bank loans bear interest at variable rates based on the federal funds rate. The loans are fully collateralized by marketable securities owned by Alpine. As of December 31, 2002 there were no short-term bank loans outstanding.

(6) Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

As of December 31, 2002, receivables from and payables to brokers and dealers included approximately $1.5 billion of securities borrowed and approximately $936 million of securities loaned, respectively.

Securities borrowed and securities loaned include approximately $868 million of securities borrowed which have been reloaned to other counterparties.

(7) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of business, Alpine's activities involve execution, settlement and financing of various securities transactions primarily on U.S. and European stock and futures exchanges. These activities may expose Alpine to counterparty risk. Such counterparties represent principally major brokerage institutions. Alpine monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of pledged securities on a daily basis and requiring adjustments of collateral levels in the event of excess market exposure.

Alpine may be exposed to off-balance sheet market risk for securities sold, not yet purchased, should the value of such securities rise. Additionally, futures contracts are subject to market risk. Alpine monitors such off-balance sheet market risk and takes appropriate action to reduce such risk as required.

Statement of Financial Accounting Standards (SFAS) No. 138, *Accounting For Certain Derivative Instruments and Certain Hedging Activities*, an amendment of SFAS No. 133, establishes accounting and reporting standards requiring that every derivative instrument be recorded in the statement of financial condition as either an asset or liability measured at its fair value. SFAS No. 138 requires that changes in the derivative instrument's fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument's gains and losses

that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

Alpine enters into exchange-traded stock index futures and stock option positions to hedge its arbitrage trading positions. Alpine will also enter into exchange-traded interest rate and foreign exchange futures to hedge interest rate and currency exposures. Alpine also enters into certain swap contracts for purposes other than hedging. The following notional amounts of these derivatives as of December 31, 2002 are not reflected on the statement of financial condition but are indicators of volume of transactions.

Stock option and stock index futures	$	38,451,875
Swaps		14,809,449

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions. Securities borrowed transactions require Alpine to deposit cash with the lender. With respect to securities loaned, Alpine receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. Alpine monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2002, Alpine has received securities with a market value of $1,413,811,626 related to its securities borrowed transactions. As of December 31, 2002, Alpine has pledged securities with a market value of $911,831,614 related to its securities loaned transactions.

(8) Net Capital

Alpine is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule). Under the alternative method permitted by the Rule, the required net capital, as defined, shall be the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2002, Alpine's net capital was $709,797,908, which was $709,547,908 in excess of regulatory requirements. Capital may not be withdrawn from Alpine to the extent that capital is required to maintain continued compliance with the Rule.

Proprietary accounts held at Bear Stearns Securities Corp. and Credit Suisse First Boston, LLC (collectively, "the Brokers") (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between Alpine and the Brokers, which requires, among other things, the Brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

(9) Fair Value of Financial Instruments

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relatively short-term nature.



345 Park Avenue
New York, NY 10154

Independent Auditors' Report on

Internal Control Required by SEC Rule 17a-5

The General Partner and Limited Partners
Alpine Associates, a Limited Partnership:

In planning and performing our audit of the financial statements and supplemental schedules of Alpine Associates, a Limited Partnership (the Partnership), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the General Partner and Limited Partners, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 21, 2002